June 1, 2005



Room 4561

Krish Panu
Chief Executive Officer
@Road, Inc.
47071 Bayside Parway
Fremont, California 94538


Re:	@Road, Inc.
	Registration Statement on Form S-3
	Filed May 2, 2005
	File No. 333-124518

	Form 10-K for the fiscal year ended December 31, 2005
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-31511

Dear Mr. Panu:

	We limited our review of your filings to disclosure responding to Items 307 and 308(c) of Regulation S-K and the legal opinion submitted as an exhibit. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General
1. We note that you have filed confidential treatment requests, Control Numbers 16548 and 16559. Please be advised that we are processing your request and will provide comments on your confidential treatment application under separate cover.
Risk Factors, page 1
2. It appears you should consider whether risk factor disclosure is
appropriate to address the material deficiencies you describe in your
periodic reports concerning your disclosure controls and
procedures
and internal controls over financial reporting.
Exhibit 5.1
3. Please revise the legality opinion to reference the class of securities registered for resale, and state the number of shares, which should conform to the amounts in the fee table. We note that the legal conclusion is conditioned on the sale of the shares in the
manner described in the Registration Statement. In your response letter, please explain the relationship between the manner of sale for those securities and counsel`s conclusion that the shares will be legally and validly issued, fully paid and nonassessable.
Form 10-K
Controls and Procedures, page 45
4. In the last paragraph of this section you state that that a disclosure control system can only provide reasonable assurance that the objectives of the control system are satisfied.  In your response
letter, please tell us whether the effectiveness conclusion
reached
by the designated executives was provided at this "reasonable assurances" level of certainty.
Form 10-Q
Controls and Procedures, page 35
5. You disclosed that you identified a "material weakness"
regarding
your internal controls including interpretation and implementation of
accounting principles in unique non-recurring transactions, specifically in your recent acquisition of Vidus and in certain contracts. Please expand your disclosure to describe the factors you considered in determining that your disclosure controls and procedures were effective as of March 31, 2005 despite this material weakness.
6. Please augment your disclosure to better identify the material weakness in your internal controls over financial reporting. Please describe in reasonable detail what you mean in by reference to "certain significant customer contracts." Further, revise to describe what "unique non-recurring transactions" you are referencing and the
how does the material weakness relate to the Vidus transaction?
7. Please revise to describe the events surrounding the
determination
that your internal control deficiency constituted a material weakness, including who identified the weakness, and when the material weakness first began. Further, expand your disclosure to explain the reference to expanding external consulting expertise and describe any other material remedial actions taken after you determined you had a material weakness. Please include dates of corrective actions, if available and any material costs associated
therewith.   Finally, advise as to future actions that will be
taken
to further remediate the weakness, when they are to occur, and any material costs associated therewith.
8. It appears from your disclosure that there were changes in your internal controls over financial reporting during the relevant period. See Item 308(c) of Regulation S-K. Please unambiguously state, if true, that there were changes to your internal controls over financial reporting. See also Q.5 of Management`s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions, as revised October 6, 2004.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc: 	Via Facsimile
      Mark B. Weeks & Kristen Kercher
	Heller Ehrman LLP
	Fax: 	(650) 324-6062

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Mr. Krish Panu
@Road, Inc.
June 1, 2005
Page 4